 Exhibit 99.1
CORDOVACANN CORP.

NOTICE OF CHANGE OF AUDITORS
PURSUANT TO NATIONAL INSTRUMENT 51-102 (“NI 51-102”)

October 15, 2020

TO:
MARCUM LLP, ACCOUNTANTS AND ADVISORS

AND TO:
KRESTON GTA LLP

AND TO:
British Columbia Securities Commission Ontario Securities Commission

Dear Sirs/Mesdames:

Re:
Notice Regarding Proposed Change of Auditor Pursuant to NI 51-102

Notice is hereby given that on October 15, 2020, the Board of Directors of CordovaCann Corp. (the “Company”):

1. Marcum LLP, Accountants and Advisors (the “Former Auditor”), as auditor of the Company, was asked to resign as auditor of the Company, effective October 15, 2020; and

2. Determined to engage Kreston GTA LLP (the “Successor Auditor”), as auditor of the Company, effective October 15, 2020.

There have been no modified opinions in the Former Auditor's reports on any of the Company's consolidated financial statements for the two most recently completed fiscal years nor for any period subsequent to the most recently completed fiscal year.

In the opinion of the Company, prior to the change of auditors, and as at the date hereof, there were no reportable events as defined in NI 51-102 (Part 4.11).

The contents of this Notice and the Former Auditor’s letters and the Successor Auditor’s letters have been reviewed by the Audit Committee and the Board of Directors of the Company.

DATED at Toronto, Ontario this 15th day of October, 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF CORDOVACANN CORP.

 “ T az T urner” (Si gned) Thomas M. Turner, Jr. Chief Executive Officer